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13031431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

H

SEC FILE NUMBER
8-69019

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **09/24/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Gottex Brokers Alternative USA, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 S. FLOWER ST., 36TH FLOOR, SUITE 3661
(No. and Street)

LOS ANGELES	**CA**	**90071**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruno Bardavid **(213)236-3562**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 20 2013
04 REGISTRATIONS BRANCH

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen & Schaeffer, P.C.
(Name – *if individual, state last, first, middle name*)

420 Lexington Avenue, Suite 2450	**New York**	**New York**	**10170**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240.17a-5(e)(2)*

Gottex Brokers Alternative USA
(A Wholly-Owned Subsidiary of
Gottex Brokers Alternative SA)
(S.E.C. I.D. No. 8-69019)

Statement of Financial Condition
As of December 31, 2012
And
Independent Auditors' Report
And
Supplemental Report on Internal Control
And
Supplemental Report on SIPC

Report Filed Pursuant to Rule 17a-5(e) (3)
Under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT


COHEN &
SCHAEFFER
P.C.

CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
FAX: (212) 687-2705

Independent Auditors' Report

Board of Directors
Gottex Brokers Alternative USA, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Gottex Brokers Alternative USA, Inc., a wholly-owned subsidiary of Gottex Brokers Alternative SA (the "Company") as of December 31, 2012 , that is filed pursuant to Rule 17a-5(e) (3) under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Gottex Brokers Alternative USA, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the four months then ended in conformity with accounting principles generally accepted in the United States of America.



New York, New York
February 27, 2013
March 19, 2013 as it pertains to Notes 5 and 10 and page 11.

Gottex Brokers Alternative USA, Inc
(A Wholly Owned Subsidiary of Gottex Brokers Alternative SA)
STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash	$	231,604
Commission receivable		23,862
Fixed assets (Note 8)		3,069
Prepaid expenses		7,430
Total assets	$	265,965
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	57,767
Taxes payable		800
Commissions payable		19,090
Total liabilities		77,657
Commitments and contingencies (Note 9)		-
Stockholder's equity		
Common stock, $1.00 par value, authorized 50,000 shares, issued 50,000		50,000
Additional paid in capital		332,955
Retained (Loss)		(194,647)
Total stockholder's equity		188,308
Total liabilities and stockholder's equity	$	265,965

See accompanying notes to financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Gottex Brokers Alternative USA Inc (the Company) a Delaware Corporation, located in Los Angeles, California, was formed on the 19th July 2011 as a wholly owned subsidiary of Gottex Brokers Alternative SA (the "Parent" and, is a registered Broker-Dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"), and is a member of the Securities Investor Protection Corporation (SIPC).The Company started doing business in the United States of America on September 24, 2012.

The Company is a provider of liquidity in the secondary market for alternative investments addressing itself to sophisticated investors who are looking to either buy or sell illiquid shares of hedge funds.

The Company does not accept customer funds in the name of Gottex Brokers Alternative USA. In addition, the Company does not currently engage in the purchase or sale of listed, over the counter equities, options or futures, does not plan to be a securities market maker, and will generally not hold any security positions.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

These financial statements were approved by management and available for issuance on February 27, 2013. Subsequent events have been evaluated through this date. For the reissued financial statements the Company evaluated subsequent events through March 19, 2013 the date which the reissued financial statement were issued.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

As of December 31, 2012 the only financial instrument owned by the Company is cash and due to the short term nature has been classified as Level 1.

Revenue Recognition

The Company principally generates revenue from commissions paid to the company for providing liquidity. Fees are recognized as revenue upon different milestones.

1- Once the confirmations of the terms and conditions of the transaction are signed by both counterparties the Company will recognize 25% of the expected brokerage.
2- Once a Sale and Purchase Agreement (SPA) has been signed between the 2 counterparties the Company will recognize 50% of the expected brokerage.
3- Once the fund manager confirms the transfer of the shares the Company will recognize 75% of the expected brokerage.
4- Once the trade has settled meaning the buyer received the shares and the seller received the payment for the share, the Company will invoice the counterparties and recognize 100% of the expected brokerage.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for 2011.

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets, or in the case of leasehold improvements, over the lesser of the useful life of the related asset or the lease term, which is approximately three years.

2. Fair Value Measurements

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

3. Concentrations

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

4. Related Party Transactions

Pursuant to a Management Services Agreement, the Parent provides all managerial, administrative, and compliance services to the Company. In exchange for these services, the Parent charged the Company $43,750 for the three months ended December 31, 2012.

5. Net Capital Requirements

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had a net capital deficiency of approximately ($96,053). The percentage of Aggregate Indebtedness to Net Capital is 50.44%.

6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Income Taxes

The income tax provision for the year ended December 31, 2012 consisted of the followings:

Current:		
Federal	$	-
State and local		800
		800
Deferred:		
Federal, state and local		-
Total tax provision	$	800

A reconciliation of the statutory income tax provision to the effective tax provision is as follows:

Tax benefit provision at statutory rate (34%)	$	63,487
State tax-net of federal tax benefit		800
Valuation allowance		(63,487)
	$	800

The major sources of temporary differences and their deferred tax effect at December 31, 2012 are as follows:

Deferred tax asset		
Net operating loss benefit	$	78,503
Depreciation		374
Less valuation allowance		(78,877)
Net deferred tax asset	$	-

The Company has provided a valuation allowance to fully offset the amount of the net deferred asset due to continued operating losses. Management's conclusion is that it not more likely than not that the Company would be able to fully realize its deferred assets in the immediate future.

The Company has available, at December 31, 2012, unused operating losses carryforward of $199,624, which may be applied against future taxable income expiring in various years from 2012 through 2032.

The Company follows the provisions of accounting for uncertainty in income taxes which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on the recognition, classification, recording of interest and penalties, and requires certain disclosures. The Company has reviewed its income tax positions and has determined that no uncertain tax items exist as of the financial statement date.

The Company files Federal and California income tax returns as a C corporation. For Federal and California tax examination purposes, December 2011 is the open year based upon a three year statute of limitations.

8. Fixed Assets

Details of equipment and computer software are as follows:

Office equipment	$ 3,991
	3,991
Less: accumulated depreciation	(922)
	$ 3,069

The depreciation charged for the year ending December 31, 2012 was $922.

9. Commitments

The Company has a short term operating lease for office space expiring on September 30, 2013.

The future annual minimum lease payments due under this operating lease that have a remaining non-cancelable term through September 30, 2013 is $8,871.

The total rent inclusive of the other occupancy charges paid for the four months ended December 31, 2012 is $2,899.

10. Subsequent Events

The Company evaluated subsequent events from January 1, 2013 to February 27, 2013, the date of issuance of the financial statements. The Company did not have any significant subsequent events to report.

On March 4, 2013 the Company had a regulatory audit performed by FINRA. During the audit it was discovered that for the period October 1, to December 31, 2012 the Company entered into a 15a-6 agreement which resulted in a capital deficiency as they were operating with a minimum capital of $5,000 instead of the recommended minimum capital of $250,000.

Following the receipt of a further letter from FINRA dated March 11, 2013 the Company has discontinued the 15a-6 agreement and has been allowed by FINRA to continue operating with a minimum capital of $5,000.



CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
FAX: (212) 687-2705

Independent Auditors' Report on Internal Controls
Required by SEC Rule 17a-5

To the Board of Directors of
Gottex Brokers Alternative USA, Inc.

In planning and performing our audit of the financial statements and supplementary information of Gottex Brokers Alternative USA, Inc., a wholly-owned subsidiary of Gottex Brokers Alternative SA (the "Company") as of and for the four months ended December 31, 2012 (on which we issued our revised report dated March 18, 2013), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than those specified parties.



New York, New York
February 27, 2013
March 19, 2013 as it pertains to Notes 5 and 10
and page 11.



CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
FAX: (212) 687-2705

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Gottex Brokers Alternative USA, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the four months ended December 31, 2012, which were agreed to by Gottex Brokers Alternative USA, Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Gottex Brokers Alternative USA, Inc's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Gottex Brokers Alternative USA, Inc's management is responsible for the Gottex Brokers Alternative USA, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting a difference of $127;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be use by anyone other than those specified parties.



New York, New York
February 27, 2013
March 19, 2013 as it pertains to Notes 5 and 10
and page 11.

Gottex Brokers Alternative USA, Inc

(A Wholly Owned Subsidiary of Gottex Brokers Alternative SA)

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENT

For the Four Months Ended December 31, 2012

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7	$	23,862
General Assessments at .0025	$	60
Payment Remitted		-
Amount Due with Form SIPC-7	$	60